SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 26, 2002

Telefónica Holding de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.
(Translation of registrant’s name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Holding de Argentina S.A.

TABLE OF CONTENTS

Item
1.	Translation of Letter to the Buenos Aires Stock Exchange Dated December 18, 2002, Regarding the Formation of Various Committees By the Board of Directors.

ITEM 1

Telefónica Holding de Argentina S.A.

Buenos Aires, December 18th, 2002

Messrs.
Bolsa de Comercio
de Buenos Aires

Re.: Setup of Board Committees.

Dear Sirs:

I am writing to you on behalf of Telefónica Holding de Argentina S.A., domiciled at Tucumán 1, 18th floor, City of Buenos Aires, pursuant to section 23 of the Regulation of the Bolsa de Comercio de Buenos Aires.

Further to the above, I take this opportunity to report that, by virtue of the advances in the most modern corporate doctrine on Good Corporate Government as well as in the local regulatory developments and the American law, in respect of which the company is submitted to the securities controlling authority, and likewise given the need to attain the corporate objectives set by Grupo Telefónica worldwide, the Company’s Board of Directors, in its meeting dated December 17, 2002, resolved to set up an Audit and Control Committee, according to the following guidelines for setup, composition, internal organization and roles:

Audit and Control Committee

❑
Setup:  The Audit and Control Committee shall be transitory and it will be set up from December 17, 2002. Its tenure shall conclude once the Company, according to the provisions of Decree No. 677/01, sets up the so called Audit Committee in terms of the provisions stated therein.

❑	Composition: The Audit and Control Committee shall consist of three members of the Board with expertise in accounting, financial and corporate issues to be appointed upon the Board Chairman’s proposal. The members of the Audit and Control Committee shall leave their office when they do so as Directors or where so resolved by the Board.

❑
Internal Organization:  (i) The Committee shall govern its own operation; (ii) The Committee shall meet as often as determined and prior to the approval of the Company’s financial statements; (iii) The conclusions drawn in each meeting shall be transcribed in the minutes to be reported to the Board; (iv) Any member of the executive team or any staff of the Company so required shall attend the Committee’s meetings and provide cooperation and access to any available information. The Committee may also be required to accept the attendance of the Company’s external auditors to its meetings; (v) The Audit and Control Committee shall have access to any necessary information and documentation to discharge their offices.

❑
Roles:  (i) To advise the Board in the appointment of an external auditor, engagement terms, scope of professional mandate and, if applicable, removal or extension of term; (ii) To review the Company’s accounting information, oversee compliance with legal requirements and correct application of the generally accepted accounting principles; (iii) To advise the Board in the adjustment and integrity of internal control systems followed in the preparation of the accounting information; (iv) To safeguard compliance with the Public Offer Transparence Regime and, in general, with the rules of Good Corporate Government and to make any proposal for improvement.

❑	Appointed Members: The Board appointed as members of the Audit and Control Committee, upon the Board Chairman’s proposal, to Messrs. Juan Ignacio López Basavilbaso and Juan Carlos Ros Brugueras.

Your sincerely,

Manuel Álvarez-Trongé
Responsible for Market Relation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date: December 26, 2002	By:	/s/ Pablo Luis Llauró
		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel